KRAMER LEVIN NAFTALIS & FRANKEL LLP

THOMAS E. MOLNER
PARTNER
PHONE 212-715-9429
FAX 212-715-8000
TMOLNER@KRAMERLEVIN.COM

December 16, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010
Attn:  Michelle Lacko, Staff Attorney

Re:                             Baltic Trading Limited

Amendment No. 2 to Form S-1

Filed November 30, 2009

File No. 333-162456

Ladies and Gentlemen:

On behalf of Baltic Trading Limited (the “Company” or “Baltic”), we provide the Company’s responses to the letter dated December 8, 2009 setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the filing referenced above.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment (the “Amendment”) to the Registration Statement on Form S-1 referenced above (as so amended, including all exhibits thereto, the “Registration Statement”) being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Registration Statement

General

1.              Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

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Baltic will continue to consider these requirements.

Prospectus

Foundations of Our Business, page 2

2.              Please delete the word “strong” from the second to last bullet.  Instead, you should describe Genco’s relationships with members of the shipping industry, such as international charterers, shipbuilders and financial institutions.  Also, please delete the last two sentences of this bullet unless Genco is guaranteeing the securities being registered in this offering.

The disclosure has been revised in response to this comment.  Please see pages 3, 74, and 75 of the Registration Statement.

3.              We note your response to our prior comment 3; however, please revise the last sentence of the last bullet under this heading to state that it is your belief that you will have a competitive advantage in securing favorable employment of your vessels, assuming you successfully implement your business principles.  Similarly revise your disclosure on page 68.

The disclosure has been revised in response to this comment.  Please see pages 3 and 75 of the Registration Statement.

Business Strategy, page 3

4.              We note your response to our prior comments 4 and 5; however, please revise the third bullet, or create a new bullet, to discuss why your strategy of deploying vessels in the spot market is consistent with your goals of maximizing cash flows, paying dividends and maintaining a strong balance sheet.  You should discuss the risks, and perceived benefits, of operating in the spot market in light of current economic conditions, including the world economic slump and the decline in the value of the US dollar.  Similarly revise your disclosure on page 68.

The disclosure has been revised in response to this comment.  Please see pages 3, 4, 75, and 76 of the Registration Statement.

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Part II.  Information Not Required in Prospectus, Page II-1

Item 16. Exhibits and Financial Statement Schedules, Page II-3

5.              Please confirm to us that you will re-file Exhibit 5.1 and Exhibit 5.2 on the date of effectiveness.

Baltic will re-file these exhibits on the date of effectiveness.

Exhibit 23.1

6.              Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

The Company has noted the Staff’s comment.  A currently dated accountants’ consent is being filed with the Amendment in response to this comment.

Given your questions during our telephone conversation of December 3, 2009, we have further considered the beneficial ownership of Baltic’s securities.  We have concluded that the directors, officers, and shareholders of Genco (an NYSE listed company), solely by reason of their status as such, should not be deemed beneficial owners of the securities of Baltic that Genco beneficially owns.  While the power to vote or sell Baltic’s securities is held by Genco itself, none of Genco’s directors, officers, or shareholders individually holds such power.  Genco is a public company under the governance of its board of directors, which can only act by majority vote and consists of seven directors, a majority of whom are independent from management.  The company’s executive officers are subject to the oversight of the board in the performance of actions on Genco’s behalf.  No single shareholder has the power to remove any of Genco’s directors.

We believe our view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987).  In this No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company.  Five trustees, who could only act by majority vote, administered each such plan.  No trustee could act individually to vote or sell shares held by the plans, and no director could act individually to remove a trustee, which the Staff particularly noted as part of the basis for its response.  We also believe that the “rule of three,” discussed in § 2.03[i] of Romeo & Dye’s Section 16 Treatise and Reporting Guide as based on the Southland Corp. No-Action Letter likewise supports our view.  As this rule is stated in Romeo & Dye, where voting and investment decisions regarding an entity’s portfolio

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securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

Based on the foregoing, we propose to revise the table to be included under “Security Ownership of Certain Beneficial Owners and Management.”  The table is based on the following assumed amounts, the actual amounts for which have yet to be determined:

•                  an assumed amount of $15.00 per share of Common Stock as the bottom of the range of offering prices on the cover of the prospectus

•                  an assumed maximum underwriting discount of $1.00 per share of Common Stock

•                  a resulting price per share of Class B Stock of $14.00 (the amount in the first bullet point above minus the amount in the second bullet point above)

•                  completion of an offering of 13,333,333 shares of Common Stock at a price to the public of $15.00 per share

The table thus would appear as set forth below, which includes directors or officers of Genco only to the extent they are also directors or officers of Baltic:

	Common		Class B
	Stock to be	Percentage of	Stock to be	Percentage of
	Beneficially	Common Stock	Beneficially	Class B Stock
Name and Address of Beneficial Owner(1)	Owned	Outstanding	Owned	Outstanding

Genco Shipping & Trading Limited(2)	—	—	5,357,143	100%
Peter C. Georgiopoulos	—	—	—	—
John C. Wobensmith	—	—	—	—
Basil G. Mavroleon	—	—	—	—
Harry A. Perrin	—	—	—	—
Edward Terino	—	—	—	—
George Wood	—	—	—	—
All directors and officers as a group (6 persons)	—	—	—	—

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Genco Shipping & Trading Limited, 299 Park Avenue, 20th Floor, New York, NY 10171.

(2)	Shares of Class B Stock reported consist solely of shares beneficially owned by Genco through its wholly-owned subsidiary, Genco Investments LLC.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000   WWW.KRAMERLEVIN.COM

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Thomas E. Molner

Thomas E. Molner

cc:           Mr. John C. Wobensmith

Enclosures:                                  One clean copy of the Registration Statement

Two marked copies of the Registration Statement

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000   WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE 75008 PARIS FRANCE